From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:30 PM
To: alex.jakobs88@gmail.com



Dear Alex,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Re: Exclusive Investment Opportunity for Friends and Family
Date: December 21, 2022 at 12:25 PM
To: Alex Jakobs alex.jakobs88@gmail.com

Hey Alex,

This is really helpful feedback thank you! Here are a few of the answers to the questions below:

1. We already have code compliance and a US Product code available, so this will not be an issue and we have already been in talks with developers in the Chicago area about multifamily residences especially because of the bulletproof aspect of our system.

2. The concept is very simple, it was invented in italy over 4 decades ago to sustain large earthquakes that they see on the mid-east coast where the inventor still lives, Fano Italy. Training will not be an issue because we have built free training and certification into our business model, and as mentioned before, the system is very simple to utilize, any basic framing crew could easily install our panels, and usually about 40% quicker than any other building system- mostly because instead of using 2x4's to Frame, you are using 6' wide panels- so naturally the process goes MUCH quicker.

3. He is totally right! A custom home would almost always utilize a hybrid system, where our panels would be used for all exterior, or load bearing walls, stairs, landing and roof- still ensuring the extreme weather safety, energy efficiency, and massive price benefits of our panels while interior/demising walls could use traditional lumber/materials. Our panels can be used alongside lumber, steel frame, or really any other traditional building method.

4. The revenue growth is hard to believe at first glance and we thought so too. The reason for this is because of the amazing margins in manufacturing our panels- we only use 2 raw materials, steel wire and polystyrene bead. We can produce 17000+ sq ft of panels per shift- Our numbers really skyrocket as we project sales growing later in our first year, when we will start running 2 shifts as soon as can be supported by sales. Another amazing benefit of our equipment is that we can add another panel line, while only adding 5 extra employees to our workforce, and DOUBLE our manufacturing capacity, with very little increase to our bottom line.

5. We are currently negotiating exclusivity with our Italian partners and hope to have that buttoned up by the end of Q1 2023. There is one other factory in the US currently producing this system, and they have had some success, but their main business is selling motor, stucco, different PSI concrete mixes, and they also offer ICF (Insulated Concrete Form- probably the most widely used competitive system- with very obvious deficiencies compared to VERO)

6. The main reason we believe this is going to take of at such an enormous rate in the US is because it really and truly is a a solution to 90% of the problems plaguing the construction market today. Supply chain, insane inflation on materials, increased natural disasters, increasing violent attacks in public spaces such as schools, hospitals, public buildings etc. Our main target markets right now are multi-family and industrial. Industrial sheds/warehousing is a BOOMING market- we know because we have been in the market to lease a space to get up and running and it has been hard to find availability! He is correct also that these are all done with tilt wall- which we can absolutely blow out of the water in several areas- our prices are 1/3 of the cost, you dont need cranes, you can carry a lesser insurance because of the heavy machinery that is no longer needed, and shipping- our panels weigh 15-50lbs depending on the custom size, vs. a multiple ton giant tilt wall modular piece that we have all seen driving down the highways on 18 wheelers.

These are all really well thought out questions, and make a lot of sense. We spent over a year and a half going over and over with our advisors, friends in the construction industry, etc trying to poke these same holes in the system and the business plan. As you know, Ahtyba had such a long an incredible career and did a phenomenal job investing and listening to his advisors- we were set for life and did not need to start this company- but it has become such a passion project for us- and we really hope to change the way the building industry does this, to create opportunity for more diversified workforce, to give builders the actual opportunity to build affordable and SAFE housing, in all communities across the country, wether it be from hurricanes, tornadoes, extreme winter storms, stray bullets, etc.

Hopefully this answers those questions, let me know if theres anything else we can do for you guys!

Annette Rubin

> On Dec 21, 2022, at 12:05 PM, Alex Jakobs <alex.jakobs88@gmail.com> wrote:
>
> ---------- Forwarded message ---------
> From: **Nik Jakobs** <nik.jakobs@gmail.com>
> Date: Mon, Dec 19, 2022 at 11:40 AM
> Subject: Fwd: Exclusive Investment Opportunity for Friends and Family
> To: Alex Jakobs <alex.jakobs88@gmail.com>
>
> Valuation will be very difficult to overcome. I am happy to share more when you have time.

NIK JAKOBS

CELL: 815-590-7650
FAX: 815-336-2442
21950 Ridge Road Sterling, IL 61081

JakobsBrosFarms.com

---------- Forwarded message ---------
From: **David Cohen** <dscohen32@gmail.com>
Date: Sun, Dec 18, 2022 at 2:06 PM
Subject: Re: Exclusive Investment Opportunity for Friends and Family
To: Nik Jakobs <nik.jakobs@gmail.com>

Nik,

I'll start with building materials aren't really my thing. Something like this is likely not allowed by code in many places (like Chicago). The concept is simple and seems like it is used outside the US, but like they mention training local contractors will be an issue.

As a homeowner, I'm not sure I would want my house built with this stuff. Think about if you wanted to renovate anything or had to replace a pipe, you have to chip out a bunch of concrete?

They say they have personally invested $4mil? Comment doesn't mean anything, but seems like a lot with a $13mil valuation target.

The revenue growth seems a bit extreme, how do they come up with that? From $0 to $7mil to $24mil the next year? I mean if they can hit that, seems great.

Again, I don't know building materials, but 64-70% gross margin seems really high. I'm guessing, especially at first, they will have to discount the price to get market update. Maybe offer extended warranties or free training (I've see that with other "New" construction processes from overseas.) Again, if they can hit that margin, then it's a great deal.

Seems like they have the factory built, so it's just a matter of if they can get people to buy the stuff. It also depends if they have a US exclusive on the technology? How much does that license cost? Is there any other domestic competition? In the short term I only see this being used in residential or warehouse (which is already prefab concrete panels).

I see a market, but probably not the growth they project.

Sorry for the stream of consciousness review. Let me know your thoughts and if you're going to invest.

David

On Thu, Dec 15, 2022 at 10:45 AM Nik Jakobs <nik.jakobs@gmail.com> wrote:

> Hey bud, would you mind providing some thoughts on this opportunity? Alex's football buddy from college.
>
> Thanks,
>
> Nik
>
> **NIK JAKOBS**
>
> **CELL:** 815-590-7650
> **FAX:** 815-336-2442
> 21950 Ridge Road Sterling, IL 61081
>
> JakobsBrosFarms.com
>
> ---------- Forwarded message ---------
> From: **Alex Jakobs** <alex.jakobs88@gmail.com>
> Date: Thu, Dec 15, 2022 at 7:20 AM
> Subject: Fwd: Exclusive Investment Opportunity for Friends and Family
> To: Nik Jakobs <nik.jakobs@gmail.com>

---------- Forwarded message ---------
From: **Ahtyba Rubin** <ahtybarubin827@gmail.com>
Date: Mon, Nov 21, 2022 at 7:30 PM
Subject: Exclusive Investment Opportunity for Friends and Family
To: <alex.jakobs88@gmail.com>

Dear Alex,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

<vero-logo.png>

Ahtyba Rubin
verobuildingsystems.com

<vero-divider-bottom.png>

> We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@buildmbs.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:08 PM
To: Allen Blankenship wablankenship@30acap.com

AR

Dear Allen,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: Annette Rubin amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:37 PM
To: Bill Caldwell Caldwell billcaldwell103@gmail.com

Dear Bill,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:50 PM
To: Brad Gornto brad@gorntolaw.com

Dear Brad,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:17 PM
To: Bmcdonald@mcdonaldins.net

Dear Brooks,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Natasha Buchanan

$50k

Love you guys!
Excited to see what the Lord will do in you and through you!

9:04
◀ Mail

Your investment is not finalized yet

After Vero Building Systems files their Form C Disclosures, we'll send over the investment contracts to sign.

- Fundraise Launched
  Nov 18, 2022
- **Reservation Received**
  Jan 16, 2023
- Company Filed Form C
  Date not set
- Payment Received
- Fundraise Closes
  Date not set
- Investment Finalizes

Reservation amount	$50,000
Estimated fees	$100
Total	$50,100

AA wefunder.com

Ahtyba ❤️‍🔥

Praise GOD

Just saw this, Thank you!

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:19 PM
To: Casey Draughn caseylynndraughn@gmail.com

Dear Casey,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Annette Rubin amrubin@verobuilt.com
Subject: Friends and Family Crowdfunding Investment Opportunity
Date: November 21, 2022 at 9:05 PM
To: Christine Morin-Hall christine.morin.hall@gmail.com

Dear Christine and Dusty,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Ahtyba Rubin** tubatime71@gmail.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:59 PM
To: cliff@cafamilyproperties.com

Dear Cliff,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Vero Building Systems Investment Opportunity
Date: December 22, 2022 at 12:58 PM
To: superbowlfishing@gmail.com



Domenik,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
Co-Founder

VERO BUILDING SYSTEMS

850.287.6658

www.verobuildingsystems.com

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:10 PM
To: Tosha Manning toshanicole@gmail.com

Dear Tosha,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:09 PM
To: Tiffany Chancellor tmchancellor1@gmail.com

Dear Tiff,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:15 PM
To: Dantia Avril davril827@gmail.com

Dear Tia,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:53 PM
To: Kennedy Taylor ktaylor@verobuilt.com

Dear Kennedy & Tony,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

vero-logo.png

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

Annette Rubin
VERO updates
To: Rick Stone, David Saviola

Sent - amrubin@verobuilt.com January 4, 2023 at 12:28 PM

Rick, I hope you and your family had a wonderful holiday season!
I wanted to circle back with you and send you our updated deck, and give you a few updates on where we are at. The most exciting update I wanted to share with you is that we have signed the lease for our first manufacturing plant location! We will be launching in Kissimmee, FL and will be shipping products by March/April. We currently have 5m+ in verbally accepted proposals that will be moving to contract in the next few weeks.

Attached is our updated deck for your review. We are going to launch a public WeFunder campaign in 2-3 weeks, but have opened early bird terms to only family and friends. The link is below, please let me know if you have any questions/comments or would like to discuss the possibility of partnering with us on an investment level, or as a client for your development projects. I have CC'd one of our founding board members and money pastor.

https://wefunder.com/Vero.building.systems

VERO Investor Deck- R1:23.pdf

Looking forward to hearing from you!

Annette M. Rubin
Chief Executive Office

VERO BUILDING SYSTEMS

850.287.6657
amrubin@verobuilt.com
www.verobuildingsystems.com

From: **Annette Rubin** annetterubin827@gmail.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:23 PM
To: Reed Crosson reed.crosson@ronblue.com



Dear Reed,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.


3:19
RD
Raymond
Text Message
Today 3:09 PM
Me and my wife are starting a business and was wondering if you would be interested in investing.
Good seeing you today
wefunder.com
Text Message
Cash

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Vero Building Systems Investment Opportunity
Date: December 22, 2022 at 12:57 PM
To: Piercy My Bro In 💙 Pierce.rankin@comcast.net



Dear Pierce,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
Co-Founder

VERO BUILDING SYSTEMS™

850.287.6658

www.verobuildingsystems.com

From: **Ahtyba Rubin** ahtyba.rubin@gmail.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:57 PM
To: phil.taylorsr98@gmail.com

Dear Phil,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** annetterubin827@gmail.com
Subject: Exclusive Friends & Family Investment opportunity
Date: November 21, 2022 at 7:02 PM
To: Dad ppuccioiii@hotmail.com



Dear Dad,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

TM

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin©verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Vero Building Systems Investment Opportunity
Date: December 22, 2022 at 12:56 PM
To: svjvinc@aol.com



Dear Pastor Steve,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
Co-Founder

VERO BUILDING SYSTEMS

850.287.6658

www.verobuildingsystems.com


3:21
N
Nick TVCC 000g
Thank you! Amen
Amen
Thu, Dec 8, 5:04 PM
VERO
BUILDING SYSTEMS
INVESTING IN A SAFE & SUSTAINABLE FUTURE
Invest in Vero Building Systems: Vero is safer, faster and greener with far less global supply chain issues.
wefunder.com
Look at y'all go! That's impressive bud!!
Thanks
It's all GOD and my wife
Yes brother, all good things come from Him! Amazing how He works life out for those who love Him!!
Amen
iMessage
Cash

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends & Family
Date: November 21, 2022 at 7:11 PM
To: Natasha Buchanan natashambuchanan@icloud.com

Dear Natasha,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:25 PM
To: Morgan Chalk morgan.chalk@ronblue.com

Dear Morgan,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:16 PM
To: Marisa Kearse marisakearse@gmail.com

Dear Marisa,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Exclusive investment opportunity for friends and family
Date: November 21, 2022 at 7:33 PM
To: green_ladarius@yahoo.com



Dear Ladarius,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin

verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Annette Rubin amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity For Friends and Family
Date: November 21, 2022 at 7:36 PM
To: KelsiGolka@gmail.com

Dear Kelsi & Andy,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** annetterubin827@gmail.com
Subject: Investment Opportunity For Friends and Family
Date: November 21, 2022 at 7:36 PM
To: Karol Blankenship karol_blankenship@toyota.com



Dear Karol,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Exclusive Investment Opportunity for Friends & Family
Date: November 21, 2022 at 8:56 PM
To: kdchanc@gmail.com



Dear Kam,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

[CLICK HERE to invest in our Wefunder Campaign!]

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Friends and Family Wefunder
Date: November 21, 2022 at 8:33 PM
To: Bub Rowan michy.mechanical@gmail.com

Bub,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Michy Mechanical** michy.mechanical@gmail.com
Subject: Re: Friends and Family Wefunder
Date: November 22, 2022 at 4:36 PM
To: Annette Rubin amrubin@verobuilt.com



I'm down as soon as I get mine set up. It looks like we're both almost there. I like the business outline. I'm jealous, I'm almost done with something like this. good work. we're going to get it for sure. I need to finish with getting my hvac license down in florida so when hurricanes do hit, i can travel down and work for a couple months

On Mon, Nov 21, 2022 at 9:33 PM Annette Rubin <amrubin@verobuilt.com> wrote:

Bub,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Re: Friends and Family Wefunder
Date: November 22, 2022 at 7:06 PM
To: Michy Mechanical michy.mechanical@gmail.com

Yes for sure! You should!!

Sent from my iPhone

On Nov 22, 2022, at 4:36 PM, Michy Mechanical <michy.mechanical@gmail.com> wrote:

I'm down as soon as I get mine set up. It looks like we're both almost there. I like the business outline. I'm jealous, I'm almost done with something like this. good work. we're going to get it for sure. I need to finish with getting my hvac license down in florida so when hurricanes do hit, i can travel down and work for a couple months

On Mon, Nov 21, 2022 at 9:33 PM Annette Rubin <amrubin@verobuilt.com> wrote:

Bub,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 8:05 PM
To: Josh@beargc.com



Dear Josh,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:12 PM
To: Kendall Hood kendall.hood@compass.com , Jim Hood jim@elevatedsilence.com

Dear Jim & Kendall,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

From: **Annette Rubin** annette.puccio@icloud.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 7:27 PM
To: jkearse15@gmail.com

AR

Dear Jermaine,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Friends and Family Wefunder Campaign
Date: November 21, 2022 at 8:26 PM
To: Jared Fox jared.c.fox@gmail.com



Dear Jared,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

[CLICK HERE to invest in our Wefunder Campaign!]

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: Annette Rubin amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 9:13 PM
To: Jackie Saviola jackie.saviola@gmail.com

Dear Jackie,

As a trusted part of our inner circle, you probably already know that Ahtyba and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Annette M. Rubin
Chief Executive Officer

850.446.5429
amrubin@verobuilt.com
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Exclusive Investment Opportunity for Friends and Family
Date: November 21, 2022 at 9:24 PM
To: j.sheard@aol.com

Dear Jabaal,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

TM

Ahtyba Rubin
verobuildingsystems.com

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

From: **Ahtyba Rubin** ahtybarubin827@gmail.com
Subject: Vero Building Systems Investment Opportunity
Date: December 22, 2022 at 12:58 PM
To: Frobbins98@icloud.com



Dear Fred,

As a trusted part of our inner circle, you probably already know that Annette and I are working hard to launch our company, Vero Building Systems. This company was born out of our desire to give back to our community, and to provide a better way to build safe, environmentally friendly structures at a reasonable price point. When Hurricane Michael hit the panhandle as a massive category 5 storm, it became increasingly clear that our community was not and is not capable of surviving a storm of this magnitude. As we researched a better way to build, we began to realize how much every community truly needs a solution like ours to safeguard against the disasters we see everyday such as hurricanes, tornadoes, fires, earthquakes, and even gun violence. We believe that safe homes, schools, hospitals, and infrastructure should be a basic human right- never reserved only for those who can afford to pay the extra cost to add safety features to a structure.

Vero Building Systems is partnering with Emmedue Italy, a world renowned leader in the building materials space with over 41 years of experience, and the original inventor of the M2 panel, consisting of Polystyrene and galvanized steel wire mesh. With 76 successful plants, and millions of finished projects around the globe, Emmedue is a powerhouse, and we are so grateful to have them on board as we bring the Vero Building System to the US market.

We want to invite you to invest in the future of construction.

Right now, our crowdfunding campaign with aggressive early bird terms is only open to friends and family - through the link provided below. These terms will cap out at 500k and then will no longer be available. Please contact our team with any questions you may have, and we hope that you will consider joining us, to bring a better way to build to the US market, and leave all of our communities better than we found them.

CLICK HERE to invest in our Wefunder Campaign!

Ahtyba Rubin
Co-Founder

VERO BUILDING SYSTEMS

850.287.6658

www.verobuildingsystems.com

From: **Annette Rubin** amrubin@verobuilt.com
Subject: Vero Building Systems
Date: December 8, 2022 at 4:58 PM
To: DougBaldwinJr@vault89.com DougBaldwinJr@Vault89.com
Cc: ahtybarubin827@gmail.com

Hey Doug! Ahtyba mentioned that you may be interested in learning more about what were doing with Vero, and the investment opportunity we have just launched!

We are bringing an italian building system to the US market that was invented 41 years ago by Angelo Cadiracci- He was specifically trying to invent a way to build homes that would survive earthquakes, and in doing so he created a building system that is more affordable than any other system on the market, especially Lumber, which is what we use predominantly in the US. It is miami dade certified, Cat 5 rated, self extinguishing, bullet proof, blast resistant, virtually earthquake proof, AND reduced harmful emissions 40% over the building process and 65% over the lifetime of the structure. We are really excited to bring this to the US in a big way- Our first plant will be in Orlando, hoping to ship out our first orders by March 1! Until now Ahtyba and I have funded this completely on our own, we are opening up an investment opportunity on wefunder now to help us with the rest of our launch expenses until we are fully operational. Right now this is only open to friends and family, and the terms are "early bird" and really aggressive for the first 500k of investment. Our total goal will be 5 million on wefunder.

Feel free to reach out if you have any questions,
Love you guys!

https://wefunder.com/vero.building.systems

VERO Investor Deck-112722.pptx.pdf-2.pdf

Annette M. Rubin
Chief Executive Office

VERO BUILDING SYSTEMS

850.287.6657
amrubin@verobuilt.com
www.verobuildingsystems.com

Wed, Dec 7 at 8:27 AM

I see you've also got Courtney Lindberg on the team. I helped him several times with plumbing issues. We were actually up there at the house with his wife when their son was very critical little Douglas. I would like to have more detail on the financial investing situation. Is that something you can just send my phone or my email? My son is my financial advisor and he would like to look at it! God bless

Good morning Barry. Yes, that little one is a miracle child indeed.

I am not sure what financial investing situation you're talking referring to?

Talking about investing in Vero building. Is there some kind of information about that that's more detailed?

Oh yes for sure! It is not public yet, but with the link below you can make non-binding pledged amounts


VERO
BUILDING SYSTEMS
INVESTING IN A SAFE & SUSTAINABLE FUTURE

Invest in Vero Building Systems: Vero is safer, faster and greener with far less global supply chain issues.
wefunder.com

These are basically reservations, so when they go public with the private equity investment offer, folks that made reservations will be allowed to invest even if it fills up quickly.

Mon, Dec 5 at 11:43 AM

Forgot to mention Vero crowd equity this morning. Be a good idea to start to get in. At this point it is just an estimated commitment, no money likely moving until January anyway.



VERO
BUILDING SYSTEMS
INVESTING IN A SAFE & SUSTAINABLE FUTURE

Invest in Vero Building Systems: Vero is safer, faster and greener with far less global supply chain issues.
wefunder.com

In your opinion, how much do I need to put in on that?

Minimum would be $5k ... but you could definitely go up from there

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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